UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                             BREK Energy Corporation
                         (formerly First Ecom.com, Inc.)
                                (Name of Issuer)


                    Common Stock, $0.001 par value per share
                         (Title of Class of Securities)


                                   32008N 10 4
                                 (CUSIP Number)

                                 Gregory M. Pek
                           c/o BREK Energy Corporation
                            19/F, 80 Gloucester Road
                               Wanchai, Hong Kong
            (Name, Address and Telephone Number of Person Authorized
                       to Receive Notes and Communications


                                 March 28, 2002
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), ss.240.13d-1(f) or ss.240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 32008N 10 4                                   Schedule 13D

1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     GREGORY M. PEK

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                           (a) |_|

                           (b) |_|

3    SEC USE ONLY

4    SOURCE OF FUNDS (See Instructions)         OO

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Canada

                                   7    SOLE VOTING POWER
NUMBER OF SHARES                   1,782,500**

BENEFICIALLY                       8    SHARED VOTING POWER

OWNED BY

EACH                               9    SOLE DISPOSITIVE POWER
                                   1,782,500**
REPORTING

PERSON WITH                        10   SHARED DISPOSITIVE POWER

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,782,500**

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                     |_|

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     8.0%

14   TYPE OF REPORTING PERSON*

     IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

** This number includes 75,000 shares of Common Stock which the Reporting Person may acquire on the exercise of stock options which are currently exercisable.

     This Amendment No. 1 relates to the Schedule 13D originally filed on behalf of the Reporting Person with the Securities and Exchange Commission on January 4, 2001. The text of Item 3 is hereby amended to reflect that the Reporting Person purchased an additional 200,000 shares of common stock, $0.001 par value per share, (the "Common Stock") of BREK Energy Corporation (formerly known as First Ecom.Com, Inc.), a Nevada corporation, (the "Company") on March 28, 2002

     Except as provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

     All the Common Stock held by the Reporting Person was acquired by him from third parties with the exception of the 200,000 shares (the "Purchased Shares") of Common Stock purchased by the Reporting Person on March 28, 2002 from the Company at a price per share of $0.50. He obtained the shares of Common Stock other than the Purchased Shares in return for his promise to become a part of the management of the issuer. He also holds stock options currently exercisable for 75,000 shares of Common Stock which were received in connection with his employment.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                By:   /s/ Gregory M. Pek
                                ------------------------

                                Name:   Gregory M. Pek

Date: April 3, 2002


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